Exhibit 99.2

NICE Partners with Silver Lining Solutions to Enhance Employee
Performance and Training across Contact Centers, Back Offices,
Branches and Retail Outlets

Combining NICE WFO technology with Silver Lining’s coaching expertise helps customers create, manage, and continuously improve scalable training programs

Ra’anana, Israel and Solihull, United Kingdom, March 7, 2013 – NICE Systems (NASDAQ: NICE) and Silver Lining Solutions today announced a partnership that will help organizations achieve greater enterprise-wide value from advanced workforce optimization (WFO) technologies. The joint NICE-Silver Lining offering enables organizations to build a comprehensive skills management strategy and better measure the impact of agent training. It uses real agent performance data to create, manage, and enhance tailored training plans at scale.

Silver Lining Solutions offers two innovative products – Optimizer and Planner – that help companies improve employee performance and training. Optimizer identifies the performance metrics most associated with business impact, allowing organizations to deliver targeted training content. Planner automatically schedules and manages training plans for individual employees based on their performance. Silver Lining Solutions can be deployed on-premise or in the cloud.

“There is a need in the market to focus training on the right topics and to target the right people in order to create a multi-skilled workforce. The combination of NICE’s expertise in workforce management and performance management and Silver Lining Solutions’ ability to pinpoint and address employee skills and knowledge gaps impacting performance puts us in a unique position to meet this need,” said Amanda Westwood, CEO, Silver Lining Solutions. “Previous collaboration projects produced valuable improvements in employee productivity, increasing revenue and efficiency in parallel. We look forward to offering this approach to a wider customer base through our partnership.”

“We are excited to formalize our partnership with Silver Lining Solutions. We share a vision for how WFO can help companies better engage their employees to increase revenue, decrease cost, and enhance customer experience,” said Yochai Rozenblat, President of the Enterprise Group at NICE. “It’s critical that organizations engage and grow frontline and back office talent. Silver Lining’s solutions feature a powerful method for expanding skills by offering the right training at the right time. It’s an ideal complement to the coaching workflows and best practices library provided by our WFO solutions.”

The partnership builds on prior, customer-initiated collaboration activities to improve frontline training and expand employee skill sets with the aim of increasing productivity and profit across contact centers, back offices, and branches.

About Silver Lining Solutions
Silver Lining Solutions is a leader in performance optimization. Leading companies around the world use Silver Lining’s unique solutions to transform the customer experience and achieve step change improvements in sales performance, customer experience and operational efficiencies. Operating since 2001, the company is headquartered in Birmingham, UK, with offices in Asia Pacific and the United States. In 2009, Silver Lining Solutions received the prestigious award for 'Best Product' at the Call Centre & Customer Management Expo. www.silverliningsolutions.co.uk

Silver Lining Solutions Media Contact
Nina Brooke, n.brooke@silverliningsolutions.co.uk

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements made by Messer Rozenblat, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.